Exhibit 99.1

IceCure Receives FDA Marketing Authorization for ProSense® Cryoablation for the Treatment of Low-Risk Breast Cancer in Women Aged 70 and Above

•	ProSense® is the first and only medical device to be granted FDA marketing authorization for the local treatment of breast cancer

•	Major advancement and new paradigm in breast cancer care as a simple, minimally invasive out-patient procedure

•	Initial reimbursement under the CPT III code which covers $3,800 of facility costs, with additional reimbursement coverage expected

•	U.S. sales and distribution team ready to drive sales of ProSense® systems and disposable probes—supporting medical community and patients looking for a new minimally invasive option to lumpectomy

•	Enthusiastic response from top U.S. breast surgeons and radiologists

•	Conference call to be held Monday, October 6 at 8:30AM Eastern Time

CAESAREA, Israel, October 3, 2025 – IceCure Medical Ltd. (Nasdaq: ICCM) (“IceCure”, “IceCure Medical” or the “Company”), developer of minimally-invasive cryoablation technology that destroys tumors by freezing as an option to surgical tumor removal, today announced that the U.S. Food and Drug Administration (“FDA”) has granted marketing authorization to IceCure’s De Novo application for the ProSense® cryoablation system for the local treatment of breast cancer in patients ≥70 years of age with biologically low-risk tumors ≤1.5 cm in size and treated with adjuvant endocrine therapy, representing approximately 46,000 women annually in the U.S. The authorized indication includes patients that are not suitable for surgery for breast cancer treatment.

Potentially Setting a New Standard of Care for the Defined Indication

“ProSense® offers the first new innovation in the treatment of women aged 70 and above with low-risk early-stage breast cancer in decades. We are proud to deliver a significant advancement and enhancement to women’s cancer care and quality of life,” stated IceCure’s Chief Executive Officer, Eyal Shamir.

“We expect that the FDA’s marketing authorization, the very enthusiastic response from physicians who have had clinical experience with ProSense®, and the existing reimbursement code, will all combine to drive strong demand for our cryoablation procedure in breast cancer. American women aged 70 and above diagnosed with low-risk, early-stage breast cancer now have access to a minimally invasive procedure that offers safe and effective treatment similar to standard of care lumpectomy, with excellent cosmetic results and patient satisfaction,” Shamir added.

Post-Market Study to Support Commercial Roll Out

In granting marketing authorization, the FDA requested that IceCure conduct a post-market surveillance study with the aim of producing additional data in this indication. The post-market study is expected to include approximately 400 patients at 30 sites, and the established reimbursement code may be used to support claims and reimbursement for the study procedures. These sites, while treating study participants, will also be active commercial sites where any appropriate patient seeking treatment with ProSense® cryoablation may be treated.

The FDA’s marketing authorization also establishes that any other company wishing to file for 510(k) marketing authorization for a different cryoablation system to treat breast cancer will be required to submit 5 years of follow-up data. To IceCure’s knowledge, no other company is currently conducting a breast cryoablation clinical study in the U.S.

“Our U.S. team has been diligently preparing for the FDA authorization, and we are ready to seize the opportunity to expand our U.S. customer base,” stated VP of Sales North America, Mr. Shad Good. “While we expect the post-market study will support our product roll out through the initial 30 clinical sites, we are authorized to immediately commence ProSense® sales and procedures, independent of the post-market study.”

The FDA’s marketing authorization was based on an abundance of data including IceCure’s ICE3 trial, the largest multi-center clinical trial ever completed for liquid-nitrogen (LN2) based cryoablation for patients with low-risk, early-stage breast cancer without surgically removing the breast tumor.

ICE3 Investigator Richard Fine, MD, FACS, stated, “As proven in the ICE3 study, cryoablation with ProSense® is a safe, minimally invasive ablative procedure with results similar to that of lumpectomy patients who took endocrine therapy, with the benefit of being an office-based, non-surgical treatment. data coming out of the post-market study should continue to support and confirm that cryoablation with ProSense® is a successful alternative to surgical excision in appropriately selected patients.”

Reimbursement Code Established, ProSense® Minimizes Cost of Treatment for Payors

ProSense® enhances patient, provider, and payor value by accelerating recovery, minimizing pain, surgical risks, and complications, all while minimizing the cost of treatment relative to standard of care lumpectomy. With its easy, transportable design and LN2 utilization, ProSense® opens the door to fast and convenient out-patient procedures for breast tumors.

ProSense® has access to reimbursement under the CPT III code which covers $3,800 of facility costs. IceCure expects additional reimbursement coverage in the future based on the FDA’s marketing authorization and other factors including the post market activity and recommendations from professional medical associations.

Full Indication for ProSense® in the Treatment of Breast Cancer

ProSense® is authorized by the FDA for the local treatment of breast cancer in patients ≥70 years of age with biologically low-risk tumors ≤1.5 cm in size and treated with adjuvant endocrine therapy. Biologically low-risk breast cancer is defined as unifocal tumor, size ≤1.5cm, ER+, PR+, HER2-, Ki-67<15% and/or genomic testing indicative of low-risk breast cancer, infiltrating ductal carcinoma (excluding lobular carcinoma, extensive intraductal component, or evidence of lymphovascular invasion), and clinically negative lymph node (N0). The authorized indication includes patients that are not suitable for surgery for breast cancer treatment. For a complete discussion of the benefits and risks of ProSense Cryoablation System for the local treatment of breast cancer, please visit our website.

Company Webcast Information:

Monday, October 6, 2025 at 8:30 AM EDT
A live webcast will be available at:  https://www.veidan-conferencing.com/icecure-investors
A recording of the webcast will be available at: https://www.ir.icecure-medical.com

About ProSense®

The ProSense® Cryoablation System is the first and only medical device to receive FDA marketing authorization for the local treatment of early-stage, low-risk breast cancer with adjuvant endocrine therapy for women aged 70 and above, including patients who are not suitable for surgical alternatives for breast cancer treatment. A full list of benefits and risks can be found on our website.

ProSense® is a minimally invasive cryosurgical tool that provides the option to destroy tumors by freezing them. The system uniquely harnesses the power of liquid nitrogen to create large lethal zones for maximum efficacy in tumor destruction in benign and cancerous lesions, including in the breast, kidney, lung, and liver.

ProSense® enhances patient and provider value by accelerating recovery, reducing pain, surgical risks, and complications. With its easy, transportable design and liquid nitrogen utilization, ProSense® opens the door to fast and convenient office-based procedures for breast tumors.

About IceCure Medical

IceCure Medical (Nasdaq: ICCM) develops and markets advanced liquid-nitrogen-based cryoablation therapy systems for the destruction of tumors (benign and cancerous) by freezing, with the primary focus areas being breast, kidney, bone and lung cancer. Its minimally invasive technology is a safe and effective option to surgical tumor removal that is easily performed in a relatively short procedure. The Company’s flagship ProSense® system is marketed and sold worldwide for the indications cleared and approved to date including in the U.S., Europe and Asia.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, IceCure is using forward looking statements in this press release when it discusses: that the FDA’s approval of ProSense® sets a new paradigm in breast cancer care and potentially sets a new standard of care; that the FDA’s marketing authorization, the very enthusiastic response from physicians who have had clinical experience with ProSense®, and the existing reimbursement code, will all combine to drive strong demand for the Company’ cryoablation procedure in breast cancer; that additional reimbursement coverage is expected; the details regarding the post-market study, including the number of expected patients and sites; that the post-market study sites will also be active commercial sites where any appropriate patient seeking treatment with ProSense® cryoablation may be treated; the expectation that the post-market study will support the Company’s product roll out through the initial clinical sites; and that further data coming out of the post-market study should continue to support and confirm that cryoablation with ProSense® is a successful alternative to surgical excision in appropriately selected patients. Historical results of scientific research and clinical and preclinical trials do not guarantee that the conclusions of future research or trials will suggest identical or even similar conclusions. Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, among others: the Company’s planned level of revenues and capital expenditures; the Company’s available cash and its ability to obtain additional funding; the Company’s ability to market and sell its products; legal and regulatory developments in the United States and other countries; the Company’s ability to maintain its relationships with suppliers, distributors and other partners; the Company’s ability to maintain or protect the validity of its patents and other intellectual property; the Company’s ability to expose and educate medical professionals about its products; political, economic and military instability in the Middle East, specifically in Israel; as well as those factors set forth in the Risk Factors section of the Company’s Annual Report on Form 20-F for the year ended December 31, 2024 filed with the SEC on April 3, 2025, and other documents filed with or furnished to the SEC which are available on the SEC’s website, www.sec.gov. The Company undertakes no obligation to update these statements for revisions or changes after the date of this release, except as required by law. Information on, or accessible through, the websites mentioned above does not form part of this press release.

IR Contact:

Email: investors@icecure-medical.com

Michael Polyviou

Phone: 732-232-6914

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